Exhibit 12

                 Carpenter Technology Corporation
 Computations of Ratios of Earnings to Fixed Charges -- unaudited
                  Five years Ended June 30, 1999

                      (dollars in millions)



                             1999    1998(b)   1997     1996     1995
                             ----    -------   ----     ----     ----
Fixed charges:

  Interest costs (a)        $ 34.8   $ 31.2   $ 22.3   $ 19.3   $ 17.8

  Interest component of
   non-capitalized lease
   rental expense (c)          3.2      2.9      2.4      2.0      2.4
                            ------   ------   ------   ------   ------
    Total fixed charges     $ 38.0   $ 34.1   $ 24.7   $ 21.3   $ 20.2
                            ======   ======   ======   ======   ======
Earnings as defined:

  Income before income
   taxes                    $ 55.8   $136.9   $ 97.9   $ 95.2   $ 74.6

  Add: Loss in less-than-
   fifty-percent-owned
   entities    and loss
   on sale of partial
   interest in less-than-
   fifty-percent owned
   entities                    0.0      3.4      1.2      4.3      3.0

  Fixed charges less
   interest capitalized       32.5     32.0     22.3     21.0     17.0

  Amortization of
   capitalized interest        2.0      1.9      1.9      2.1      1.9
                            ------   ------   ------   ------   ------
    Earnings as defined     $ 90.3   $174.2   $123.3   $122.6   $ 96.5
                            ======   ======   ======   ======   ======
Ratio of earnings to
 fixed charges                 2.4x     5.1x     5.0x     5.7x     4.8x
                            ======   ======   ======   ======   ======

(a) Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt expense.

(b) Excludes interest and earnings related to net assets held for sale.

(c) One-third of rental expense which approximates the interest component of non-capitalized leases.